EXHIBIT 12

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 9/4/25 to 9/5/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
9/4/2025	Sell	18,965	10.46
9/5/2025	Sell	348,451	10.57